Exhibit (n)

CITIZENSSELECT FUNDS

Rule 18f-3 Plan

          Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

          The Board, including a majority of the non-interested Board members, of the above-listed investment company (the “Fund”) has determined that the following plan is in the best interests of each class of each series of the Fund, listed on Schedule A attached hereto, individually and the Fund as a whole:

           1.            Class Designation: Fund shares shall be divided into Class A, Class B, Class C and Class D.

           2.            Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Class B, Class C and Class D shares pursuant to an Administrative Services Plan.

           3.            Differences in Distribution Arrangements: Each Class of shares shall be offered at net asset value to affiliates of Citizens Financial Group, Inc. and certain other institutional investors, acting for themselves or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. No Class shall be subject to any front-end or contingent deferred sales charges.

          Class C and Class D shares shall be subject to a distribution fee at the annual rate set forth on Schedule B attached hereto, pursuant to a Distribution Plan adopted in accordance with Rule 12b-1 under the 1940 Act.

          Class B, Class C and Class D shares shall be subject to an administrative services fee at the annual rate set forth on Schedule B attached hereto, pursuant to an Administrative Services Plan.

          Class A, Class B, Class C and Class D shares shall be subject to an omnibus account services fee at the annual rate set forth on Schedule B attached hereto, pursuant to an Omnibus Account Services Agreement

           4.            Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Distribution Plan and Administrative Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) litigation or other legal expenses relating solely to a specific Class; (d) omnibus account services fees and transfer agent fees identified by the Fund’s transfer agent as being attributable to a specific Class; and (e) Board members’ fees incurred as a result of issues relating to a specific Class.

           5.            Exchange Privileges: Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:            April 16, 2002

SCHEDULE A

CitizensSelect Funds

--CitizensSelect Prime Money Market Fund
           Class A, B, C and D

--CitizensSelect Treasury Money Market Fund
           Class A, B, C and D

SCHEDULE B

Name of Class	Fee as a percentage of the average daily net assets of the Class

Class A Shares Distribution Plan Fees Administrative Services Plan Fees Omnibus Account Services Fees	None None ..10%

Class B Shares Distribution Plan Fees Administrative Services Plan Fees Omnibus Account Services Fees	None ..25% ..10%

Class C Shares Distribution Plan Fees Administrative Services Plan Fees Omnibus Account Services Fees	..25% ..25% ..10%

Class D Shares Distribution Plan Fees Administrative Services Plan Fees Omnibus Account Services Fees	..65% ..25% ..10%